August 18, 2011

VIA EDGAR

Ms. Cecilia D. Blye
Chief Office of Global Security Risk
United States Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the year ended January 31, 2011, filed March 30, 2011 Commission file number: 0-31869

Dear Ms. Blye:

We are in receipt of your letter to Eric Kirchner dated August 9, 2011 (the “Letter”). We have prepared the following response to address the inquiries contained in the Letter regarding the above-referenced filing.

As requested in your letter, we acknowledge that:

•	UTi Worldwide Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our response corresponds to the format of the Letter.

General

1. We note from your website that you have one representative office in Tehran in Iran and four others in Aleppo, Damascus, Homs, and Lattakia in Syria. As you know, Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to economic sanctions and export controls.

Please describe for us your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, affiliates, third-party agents, or other direct or indirect arrangements, since your letter to us dated February 20, 2007. Your response should describe the services you have provided into Iran and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of the referenced countries or entities controlled by them.

August 18, 2011

Response:
As discussed in our letter to you dated February 20, 2007, the Company has no company-owned offices, subsidiaries, assets or investments in the countries of Iran or Syria. There are no Company employees in Iran or Syria. As indicated in our SEC filings, in addition to our Company-owned offices, we serve our customers through a large network of independent, third party-owned agent offices. These agents have provided, and are expected to continue to provide, standard freight forwarding and logistics services to our worldwide base of customers. The references to the independent agents we work with in the countries of Iran and Syria mentioned in your Letter have been removed from our website in order to avoid future confusion.

As a global provider of freight forwarding and logistics services, UTi derives more than 50% of its revenues from outside the United States. Many UTi customers are non-U.S. persons who move goods from one foreign country to another without ever involving any U.S. persons. Because our business is global and involves the movement of goods throughout the world, UTi is familiar with the U.S. provisions that restrict certain dealings with sensitive countries such as Iran and Syria, and we have a compliance program in place to maintain compliance with those requirements.

To our knowledge, UTi has no agreements, commercial arrangements or other contacts with the governments of Iran and Syria or entities controlled by those governments.

2. Please discuss the materiality of your business activities in, and other contacts with, Iran and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Iran and Syria.

August 18, 2011

Response:
As described above, UTi has no company-owned offices, subsidiaries, assets or investments in the countries of Iran or Syria and we do not conduct any activities or operations in the countries of Iran and Syria other than through our third–party non-exclusive independent agency relationships located in those countries. For each of the last three fiscal years and for the interim period of the current fiscal year, these relationships generated less than 0.01% of our gross revenue and net income. We do not currently anticipate these relationships generating more than such percentages in the future. We do not believe that the amount of business which we lawfully conduct with these independent non-exclusive third-party agents is material under any quantitative or qualitative measurements. Because we do not have operations in Iran and Syria and because the amount of lawfully conducted business with such third-party agents is immaterial, we do not believe the investor sentiment described in your Letter should have any material impact on UTi.

* * * * * * *

Please feel free to contact me at (562) 552-9422 should you have any questions. Please note that I will be traveling through September 5, 2011, in which case, please contact Stephen Cooke of Paul, Hastings, Janofsky & Walker LLP at (714) 668-6264.

Sincerely,

/s/ Lance E. D’Amico
Lance E. D’Amico
Senior Vice President &
General Counsel